Filed by Starry Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FirstMark Horizon Acquisition Corp.

Commission File No.: 001-39585

Date: January 12, 2022

SPACInsider Podcast

Interview with Chet Kanojia, Starry, Inc. and Amish Jani, FirstMark Horizon Acquisition Corp.

January 12, 2022

NICK CLAYTON: Hello and welcome to another SPACInsider Podcast. I’m Nick Clayton and this week my colleague Marlena Haddad and I will be speaking with Chet Kanojia, the co-founder of Starry. Starry announced a business combination with FirstMark Horizon Acquisition Corp. in October. It is an internet service provider deploying home internet with wireless broadband. We talk about the economic advantages to this approach and why legacy internet players have held off disruptors for decades. We also speak to Amish Jani, President and Chairman of FirstMark Horizon, to get the SPAC-side view of the transaction as well as some of the unique terms that this merger includes. Take a listen.

CLAYTON: We are really excited to get into the ways Starry can shake up home internet. But first, I just want to get into your history of entrepreneurship, Chet. You have been working to disrupt this space for quite some time. Can you walk us through some of the lessons you picked up through your previous ventures Navic and Aereo that led to Starry?

CHET KANOJIA: Yeah, I am one of those diseased individuals that is serially starting companies. And, it was kind of interesting to hear your podcast with Bill Gross where he decided he was going to parallelize the process. So Amish, maybe there is life after this yet. But, yeah, I have been in the telecommunications space since the very inception of my first company which I started in about 2000. It was in the same space as well. We were suppliers of software to cable companies and then I started Aereo. But, just fundamentally fell in love with the sector, just because it is really difficult, interesting, and the reason for all of that is because it’s for this intersection of really complicated technology, capital, regulatory issues, really multi-faceted, multi-dimensional teams have to come together and makes it really interesting as a challenge. The rewards are great. You can really do some meaningful work because consumers love the services that you are building and the experiences you can provide. So, it’s very fulfilling, enriching across multiple dimensions—both intellectually and, ultimately, the contribution you’re making in the sector. And, these things tend to be non-discretionary for consumers. They tend to be difficult to execute, but really very sticky products and you can create some rollback. We, collectively as a team, love this sector just because of all of those various features and things it requires you to do.

CLAYTON: Yeah, and you mentioned how complicated it is. For Internet service providers, so much of the economics are kind of built around the infrastructure and getting that infrastructure out there as your roll into client areas. How is Starry approaching that as a relative newcomer to some of these markets?

KANOJIA: This sector has been pretty bullet-proof from a disruption perspective. Probably the simplest reason is, number one the cost is incredibly high to build networks, and second it takes an inordinate amount of time and a lot of physical effort, right. You look at anybody building of fiber network, they are trenching and they are hanging wires and pole and all kinds of sort of physical effort which makes it really, really difficult to execute. And, basically, you’re looking at about 40 percent customer acceptance in any geographic area to justify a wireline overbuild which is basically building a new network in those areas. And, even then, it’s really, really hard because you know cities will have historical districts where you can’t dig things up or you can’t trench—the list goes on and on. And, one of the basic things Starry was focused on from day one is how do you reduce the cost of construction of these networks while not sacrificing the quality from a capacity perspective. And, in wireless, you can build networks cheaper from a coverage perspective just because, you know, it’s wireless versus wires. But, the largest innovation—the big innovation that Starry did was how do you build at low cost while preserving capacity. So, the inversion of those unit economics if we were to say is really what’s enabling Starry to go out at a very rapid pace. If you look at our two and a half year history from an execution perspective of building a network and getting customers, we went from a standing start to about 4.7 million homes—near five million homes—under passing in a two and a half year period which is an unprecedented amount of pace. We added an incredible amount of customers, doubling the business every year. So, it’s really a proof point for what I will say for the sector, that Moore’s law, again, cost of compute just coming down, allowing you to deploy that compute closer to the edge and having a lot more capacity as a result of that is the sort of real innovation here. And, then you combine that with all the other complex things we do like acquiring spectrum and working with the FCC and various government agencies and that combination becomes a really potent vehicle to overbuild in a really attractive way.

MARLENA HADDAD: And, on the technology side, why has your competition not adopted fixed broadband more fully? And, what are the barriers of entry across the space for using it?

KANOJIA: Yeah, so if you are an incumbent, you already own the wire. So, for you there is no interest in developing new technology or creating disruption in cost structure because you already own the wire. You already own the customer. So, traditional incumbent based or facilities based incumbents—whether is Comcast or Charter or any of these companies—they did really you know a lot of hard lifting over the last 60 years under various different guises to be able to build those networks out at an incredible expense of you know several hundred billion dollars that went into it. So, for them the incentive structure hasn’t been there. The incentive to really realize is for Starry or someone who wants to overbuild for the purpose of providing competition and improving the service and really changing the customer experience. Because, as we all know from our own practical experiences, in any kind of monopoly system the customer service isn’t great and the product innovation isn’t great. So, in comes Starry, and for us the incentive structure makes sense because we are now driven by basically maximizing our return and, said another way, making sure the cost structure is the lowest we can drive it without sacrificing quality and capacity type of an equation. So, Starry is basically built from the ground up the entire tech stack to be able to solve that very specific thing. Starry is a company that focuses on building technology to solve a real business problem as opposed to saying “hey, here’s some technology… what can we do with it?” So, the team, we have done, I think, a great job of identifying really the sort of lever points in the system which is: How do you reduce CapEx? How do you reduce CapEx at risk? Because, again, if you are building a fiber network, you are laying out hundreds and hundreds of millions of dollars in a city before you have a single customer. Whereas Starry can come in and lay out a network in a city for $10-15 million as a start and then invert the equation, meaning all the CapEx that we are then spending is at the subscriber edge, which is basically success based meaning when a customer really wants to service, right? The other dimension is, as I said , these kinds of companies don’t come about overnight so we’ve been actively involved in the process with FCC for example from 2014-2015 onwards to make sure we were contributing and part of the conversation on what the rules are for millimeter wave spectrum are going to be for example. Then, we were participants in auctions to require additional millimeter wave spectrum. So, it’s really a combination of great innovation on the technology side, cost structure, and then bringing it together with licensed spectrum that allows us to create this whole ecosystem.

HADDAD: How does local market conditions affect the functionality and economics of deploying Starry’s fixed broadband infrastructure? And, does it work as well in areas that are sparsely populated or hilly?

KANOJIA: That’s a great question. Wireless, obviously, your radiating in multiple directions and millimeter wave spectrum in particular is subject to certain types of restrictions in terms of propagation. So, one of the innovations Starry did was to get about a mile’s worth of radiation distance at capacity to be able to leverage a lot of pre-existing vertical asset infrastructure. What I mean by that is, if you think about cell phone towers, Starry is the first company that actually figured out how to use millimeter wave spectrum at a macro-altitude on a macro-tower that allows us to scale the business very rapidly without being in a giant construction project. But, there are certain underlying conditions that we have to acknowledge. Number one is what kind of density you are looking at because at the end of the day you have to basically be able to monetize that vertical asset you are deploying across the number of customers that are going to take it. And, typically, you want to target 1,000-1,500 homes per square mile and greater. So, if you look at the United States today, you have about 80 million—76 to 80 million households— that fall in the category that fit that description of density where you could have a justifiable business case. And, then the remainder of the country beyond that is about 130 million total households you’re really looking at much more fixed wireline type systems or potentially in very remote areas satellite-based systems to be able to justify the thing. The second thing that you have to take into account is propagation under adverse conditions and adverse conditions typically here tend to be weather and foliage. So, what you’re really doing is designing a network and the density of the network is a function of all of those factors going in. So, you may have a network, let’s say for example in Boston, where we are operating with let’s say ballpark of about 50 macro sites providing coverage to 400,000-450,000 households. Whereas you might be in a city like Columbus, Ohio and you may be building twice that density just because it’s more suburbia and it’s much more foliage so you are taking all those things into account. But on average, you are really solving for what we call in the business cost to pass, which is basically how many dollars you are going to spend on infrastructure that will allow, that will have some justifiable return. So in fiber’s case, you are looking at $1,000, $1,200, $1,400 a home passed. In certain cases, you may be lucky and you are looking at $800 to $900 a home passed. Whereas Starry is looking at $10 to $15 a home passed to provide the same quality of coverage. So, that’s really the big opportunity is to be able to use that very low cost structure and identify areas which our analysis suggests about 80 million household in the country of which we have spectrum in about 40 to 42 million households to be able to roll this out.

CLAYTON: And, I did want to get into some of those economics. You touched upon a lot of them there. But, just looking at your own projections and you mentioned the cost of these rollouts, you are projecting to be EBITDA negative until 2024 as you build the network. Can you explain a bit the timeline of installation to break even in the profitability at both the market and the customer level?

KANOJIA: Sure, yeah. The way we think about this is at what take-rate, from a customer take-rate perspective, do you turn EBITDA breakeven. And, as I mentioned, in a typical wireline fiber overbuild you’re looking at forty-ish percent take-rate to be able to justify that, and that takes you a good four to five to six year period to be able to get to that maturity. In Starry’s case, on a gross-passing basis, meaning I set up a vertical asset and I am radiating everywhere, then there’s a certain amount that gross coverage that is not utilizable because you’re in a deep canyon somewhere or you’re hidden behind a building of some sort whatever that happens to be because the millimeter wave spectrum doesn’t really go through any kind of modern construction materials or physical objects like that. So, you’re adjusting for that breakage and Starry turns breakeven at about four percent of serviceable coverage. And, so you look at a city like Boston, and we have disclosed some of these statistics, where today Starry is about five-ish to five and a quarter percent serviceable passing as penetration in a two and a half year period. So, that’s really the timeline as you go and set up a network and basically Starry takes—give or take today—that what we put out in our forecast based on our past performance about a half a percent of the coverage to be deployed as customers on a quarterly basis. So think about two percent of the market in any city that you are deploying in the first year and four percent in the second year. So, really you’re looking at an 18 month to 22 month period from the inception of construction of the network to break even on that particular job.

CLAYTON: Hmm, interesting. And, you know you touched on it a bit ago there just in terms of the regulatory side here. With any new approach, you bring some more regulatory scrutiny than what the legacy systems get. Is there anything in front of regulators in the U.S. or abroad right now that could be a boon or detriment to what Starry is doing in terms of the roll out?

KANOJIA: Yeah, I mean good news is broadband is front and center for everybody in terms of necessity, in terms of its access, both from the availability perspective and affordability perspective. And, Starry obviously plays on both dimensions. So, you look at it from a regulatory environment perspective and the infrastructure bill that put roughly $40 billion into broadband that’s going to get permeated out, flown out of NTIA, which is another government agency and at state levels as well. And, the EBB, which is the Emergency Broadband Benefit Program that the government put into place which subsidized broadband and that has converted this year now into an affordable broadband plan, where people that can justify the need to, they can get $30 a month. So, there is a whole set of government programs both domestically and, ultimately we figure internationally as well, that are going to be highly supportive of two things. Number one availability broadband in all geography so obviously rural parts of the country are going to get a lot of attention vis-a-vis and Starry has participated in those kind of programs as well. And then affordability wise, in the inner parts of the cities as well. Starry has a great program called Starry Connect which is targeted at affordable and low-income housing. That’s an incredibly successful program on our side and it’s funded in part by government grants and other companies as well. So, we think fundamentally broadband now going forward is going to receive a great deal of attention and investment from lots of different sectors, government being one of them.

HADDAD: And, then what did you see in terms of network performance and traffic throughout the entire COVID pandemic?

KANOJIA: So it was really interesting. We were surprised, very pleasantly surprised. When people ask us these questions “hey, what’s gone according to plan and what’s not gone according to plan?” The thing that blew me away was during Covid with everybody, and obviously things are still going on, but at the height of the beginning, April 2020, there was so much fear around this whole thing and people washing vegetables and Lysoling their apples and counters and all that stuff. We doubled the business from subscriber perspective through that period. Because people just wanted great quality broadband in particular when they are going to be working from home. They want customer support. They want quality experiences and what we noticed from it, to get back to your specific question, that we noticed, and I’m going off of memory here a little bit, about a 40 to 50 percent increase in consumption on an overall data capacity perspective on the downstream and about doubling on the upstream. And, the doubling on the upstream is sort of an interesting phenomenon because, as people work from home— it’s not as much that Zoom consumes too more video—it’s actually when you’re using collaboration software like Slack and things along those lines, where you are just transferring large amounts of data, starts consuming a lot of return channel activity. And, one of the benefits of Starry, much like a fiber network, is we are symmetrical so we can control how much capacity we’re putting up and down stream versus cable that tends to be mostly downstream and a smaller pipe upstream. So one of the great learnings coming out of that is we saw a peak busy hour performance of our network, which is a metric most network operators tend to track, rise 40 to 50 percent and, still obviously, we were able to deliver a great quality experience and maintain an NPS score of 72 through that period. So great accomplishment by the team and really sort of a proof point for the technology as well. And, you know that’s one of the things about Starry that I hope we can continue to articulate. It’s really a fully vertically-integrated company and that’s an important aspect because that allows us to really take performance data from the field in the real time and control and technology in a way to continually improve the capacity, the experience and the experience for the consumer, which is a really important thing. And, I think people say, right, all companies will be technology companies in the future and I think our view is you have to go to the next step which is really successful companies are going to be vertically-integrated so they can create that particular experience in front of a consumer and really solve that problem.

HADDAD: Yeah, definitely. So, what are your plans for expanding internationally? And, what areas do you focus on in terms of coverage?

KANOJIA: Yes. At the moment, there are no specific plans that we have announced for international expansion. Those are conversations we’re having, but at the moment we have not announced any specific plans for international expansion. The areas of focus for Starry at the moment are—post-closing of our transaction and, obviously it’s a function of where our balance sheet is—we expect to be somewhere between three to seven cities a year from a new city launch perspective and we have about 53 partial economics areas and 110 cities that fall into that geography as spectrum in the country so we’ve got our plate full for the foreseeable future just domestically if we did nothing else. And, obviously will be opportunistic about looking at spectrum and other things internationally as well. And, some of it will be a little bit clearer post close of our transaction because that will give us a better view into what our balance sheet looks like.

CLAYTON: Great. And, moving over to that side of things on the SPAC end. Amish, what can you tell us about FirstMark Horizon’s process and how you came around to Starry?

AMISH JANI: Yeah. So, when we launched this SPAC, this was back in September/October of 2019, the world was in a very, very different place. We were on of the first firms to launch one that was based on our experience at DraftKings where we were an investor and we saw DraftKings as really the first venture-backed company, or one of the first venture-backed companies, to break down the IPO process or the public process by going public via SPAC. So we saw that experience and we saw there was an opportunity to introduce competition to the traditional process. And, we were excited to jump into it. And, I think we were excited by the landscape of technology companies that we’ve been interacting with over the last decade plus of FirstMark’s existence as well as the portfolio companies we had. So, we felt like there are a lot of folks for us to engage with conversations and we detail some of that obviously in our S-4. We had broad sets of conversations with consumer companies, enterprise companies, infrastructure companies, deep tech companies and it was a really broad process. And, I think as we whittled through those and thought about our areas of expertise, where we thought there was an appropriate transaction, where we thought there was sufficient demonstrated traction in the business and when we thought about management teams, Starry really rose to the fold and we’re really excited to partner with them.

CLAYTON: Great. And in terms of a list of comparables to Starry, we have kind of been discussing the field is largely made up of big, diversified Internet providers. So, what are some of the attributes you picked out that helped guide your valuation for Starry?

JANI: Yeah, I mean look, it’s a really interesting company because most of the communications space or the comms-infrastructure space is filled with very, very big monopolistic types of companies that are mature cash generators, but aren’t growing very much and in some cases are returning subscribers. So, you have kind of that bucket on the one end of it. We also have been in a market that has been evaluating and valuing disruptive growth companies in a very, very healthy way. And, people are excited to see innovation and disruption in large-hand markets. And, you have on the other end of the spectrum companies that are growing very rapidly with really, really strong unit economics. So, we tried to take both of those as proxies for a company like Starry because it’s really unique in that it is an infrastructure company, but it’s growing exceptionally rapidly. And, if you were to look at the unit economics of the business fundamentally, it’s an exceptionally profitable business as it gets to scale in a given market. And so to have a company that’s growing 100 percent plus and that over time can generate 40 to 50 plus EBITDA margins, there is actually a very small group of folks that fit that profile if at all particularly at scale. So, it was a process of triangulating between the two. What we also did look at is how the markets were valuing—evaluating and valuing—other companies that had deSPACed and looking at their 25 revenues and the multiples today that were being paid for that. So, we took kind of a combination of these approaches and then backed down into an appropriate valuation range, which actually given the transaction we have structure here, creates a significant amount of headroom. So, we think if you’re to use any of those methodologies, you can wind up with a valuation well into the $2.5-3 billion plus. Obviously, this transaction is more of the $1.6 billion level which creates a great upside for those that join in this journey. We think that this ultimately can be a very, very large company in the future.

CLAYTON: And so we have seen a lot of changing market dynamics when it comes to SPACs and deSPACs in the last few months. And, a lot of companies, a lot of SPAC teams, are already starting to adjust in some of the terms they’re putting into deals and some of the ways they are approaching the financing. Amish, have you added anything to this deal looking at that and that helps smooth any part of this thing moving forward?

JANI: Yeah, we have. Look, ultimately, we are believers in Starry over the long term and we’re happy to create alignment of our structure around that. It’s part of being a long-term disruptive technology investor and being involved in companies for over decade plus and even sometimes heading close to two decades. We are very comfortable taking long-term positions. So, one of the things that we’ve done is really aligned our promote and sponsor structure to the benefit of the company and to incentivize capital delivery. Obviously, we took 75 percent, roughly 75 percent of our shares, founder shares, and put them into an earn-out like structure which people have seen before. But I think that’s a really good development in the market where sponsors are aligning themselves with public shareholders and the delivery of returns. But, more so, what we have also done is we have forfeited 1 million of our founder shares and what we have created is a pool of 1 million shares for our shareholders. So, for those that elect not to redeem/that elect to stay in the company, that group will share in their ratable portion of 1 million shares. So, to the extent more people redeem, that’s going to be a bigger pot for those that elect to stay in, for what we expect to be is a significant amount of folks continuing to support the company and the delivery of capital to an incredible business like Starry. That will be a sweetener for them as part of the transaction. So, we think this is one of the first times this has been done and it’s a nice way of indicating, from a sponsor standpoint, that we are thinking about this the right way. We’re aligning all the different pieces of the company, the public shareholders and ultimately a long-term perspective. And, we’re excited to do that.

HADDAD: So, could you also give our listeners an update on the timeline for the transactions closing at this point?

JANI: Sure. So, we are right now in the process of iterating on the S-4 and getting that fully dialed in with the SEC. We are also doing a variety of things to help educate the broader markets around the business itself. Because of its deeply technical nature, it takes a little bit to understand why this is so radically different and how this team has really built something from the ground up. Just to put it in perspective, a traditional service provider is going to have hundreds, maybe even thousands of vendors that they cobble together to offer their services. Starry has built all of that from the ground up so it’s a truly, truly transformative effort. And, again, my history with this team goes back 20-plus years. I would say this is one of the best teams we ever worked with and we know this team extraordinarily well. So anyway, coming back to the timeline, as we educate the market and as we finish up our SEC process, we would expect the transaction to conclude sometime in Q1. But, obviously, that is going to be dictated by some degree of the process we need to go to complete things ensuring that we feel good about where the markets are. But, right now I would say Q1 is the timeline.

HADDAD: And, then for Chet, what should our listeners be looking out for as Starry continues to grow? It appears that partnerships with affordable housing agencies and other municipal authorities have been big for the roll out so what does 2022 have in store for the company?

KANOJIA: Yeah, for 2022, obviously, we will continue to drive growth into our existing markets where we are super excited about how we performed in 2021. We expect to nearly double the business again in 2022. So, really I think performance on our subscriber net adds through 2022 would be an important one. In addition to that, we expect to launch between three and seven markets a year. This year, probably more on the lower end of the size just from a timing perspective because by the time the transaction closes and we have the ability to ramp up we probably will not be ramping up to seven markets. Additional new city launches is going to be the next big thing. Obviously, as part of our charter and our mission, every city we go into we form partnerships with local governments including affordable housing and public housing so that’ll continue to be an important vector for the company. And, it’s a really interesting market just because the need for broadband in those areas is no different than anywhere else and, in fact, perhaps more so. It’s a great business just because you have a non-discretionary product serving people that really need it and they don’t really have a whole lot of other alternatives or choices so it becomes a really attractive segment of the market as well for us. Additionally, in the second half of the year, we will be launching a small-medium business product as well on the SMB market and that will be probably towards the second half of the year. That will be an exciting addition as well.

CLAYTON: Great. Just to close things out on the technological side, what are sort of the incremental improvements you’re expecting to see out of your hardware as things move along? As we have been talking about, it takes a long time to get the first wave of stuff out there, but you know you are looking at improvements in range and power? What do you expect to see as you continue to move forward?

KANOJIA: Great point because that is fundamental to the company’s strategy to continue to invest in R&D and to keep driving that distinction. So, for a company like Starry, there are probably three vectors of investments that I will talk about in R&D. Number one is basically it’s an arcane thing, but basically driving spectrum efficiency, meaning how many bits can I jam through the spectrum I have and how can I continue to improve that. So, we expect to double that performance again in the next release of our base station technology that’s going to come out. So, that obviously, at some point, getting more range isn’t that interesting just because getting more customers drives more capacity utilization is a better strategy. So, making sure your technology can continue to keep up with the capacity challenges that are going to come. And, not today or five years or seven years from now, these are bets you are making for the next 15 to 20 years in terms of what capacity needs are going to be. Second, is to continue to drive down cost. Again, less on the base station side. The big focus and cost tends to be now on subscriber terminals and subscriber equipment. Because every time you connect a customer you are spending close to $450 in equipment and labor and things like that so driving that down lower obviously reduces the cash impact on the business and working capital and things along those lines. So, that’s the second vector. And, the third vector is really going to be services. As you think about what we are building, which is this sort of highly application-aware network that we can control bits in terms of downstream, upstream and what kind of performance and latency. So, what are the applications and services that could be really interesting to consumers? Back in the day, it used to be “ok, let’s give them HBO,” right? And now, everyone knows how to get HBO. That’s not that interesting. But, really people’s habits and work from home, collaboration software, all of those things are going to drive different types of features and networks. It’s going to be in a really interesting area and we will continue to invest in that dimension as well. So, it’s a big two to three years’ worth of projects being lined up both on the construction side building out a network, but also on R&D to drive capacity that we might need five to seven years out and services that are going to use that capacity.

CLAYTON: Great. Well, it’s going to be really fascinating to continue to watch as you guys roll that out and continue to grow. I love the branding by the way. The astronaut and what you have been doing from a marketing standpoint, it really stands out, particularly from a crowd of competitors whose logos we have been seeing for a long time. So, I imagine it’s gonna be a very exciting year for you and the next few years are going to be fun to watch Starry as well.

KANOJIA: Really appreciate the compliment on the branding. We love it.

CLAYTON: Great. Well, thanks so much for joining us.

KANOJIA: Thank you.

About Starry, Inc.

At Starry, Inc. (“Starry”), we believe the future is built on connectivity and that connecting people and communities to high-speed, broadband internet should be simple and affordable. Using our innovative, wideband hybrid-fiber fixed wireless technology, Starry is deploying gigabit capable broadband to the home without bundles, data caps, or long-term contracts. Starry is a different kind of internet service provider. We’re building a platform for the future by putting our customers first, protecting their privacy, ensuring access to an open and neutral net, and making affordable connectivity and digital equity a priority. Headquartered in Boston and backed by world-class investors, Starry is currently available in Boston, New York City, Los Angeles, Washington, DC, Denver and Columbus and is expanding nationwide. To learn more about Starry or to join our team and help us build a better internet, visit: https://starry.com.

About FirstMark Horizon Acquisition Corp.

FirstMark Horizon Acquisition Corp. (“FirstMark”) is a special purpose acquisition company whose mission is to drive long-term value creation by actively supporting the next generation of iconic public companies. FirstMark is comprised of a team of seasoned investors and industry executives with an extensive track record of identifying transformative trends across innovative subsectors of technology. Notably, FirstMark’s management team is composed of the founders and executives of FirstMark Capital, a prominent technology venture capital firm founded in 2008 with $2.3 billion in total capital commitments, which has backed entrepreneurs that have created leading companies, many valued at over a billion dollars. For more information, please visit http://firstmarkhorizon.com.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Starry Holdings, Inc. (“Starry Holdings”), a newly formed subsidiary of Starry, has filed a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (the “SEC”) on November 5, 2021 (as amended on December 20, 2021). The Form S-4 includes a proxy statement of FirstMark and a prospectus of Starry Holdings, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all FirstMark stockholders. Additionally, Starry Holdings and FirstMark have also filed and may continue to file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Form S-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC by FirstMark or Starry Holdings may be obtained free of charge at the SEC’s website at www.sec.gov. Before making any voting or investment decision, investors and security holders of FirstMark are urged to read the Form S-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination because they will contain important information about the proposed business combination and the parties to the proposed business combination.

Participants in Solicitation

FirstMark, Starry Holdings and Starry and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of FirstMark’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of FirstMark’s directors and officers in FirstMark’s filings with the SEC, including FirstMark’s registration statement on Form S-1, which was originally filed with the SEC on September 18, 2020. To the extent that holdings of FirstMark’s securities have changed from the amounts reported in FirstMark’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FirstMark’s stockholders in connection with the business combination is included in the Form S-4 relating to the proposed business combination filed with the SEC on November 5, 2021 (as amended on December 20, 2021). You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This press release shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or a solicitation of an offer to buy any securities of FirstMark, Starry Holdings or Starry, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed business combination between FirstMark and Starry. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “strategy,” “future,” “opportunity,” “would,” “seem,” “seek,” “outlook” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements include, without limitation, Starry’s and FirstMark’s expectations with respect to the anticipated financial impacts of the proposed business combination, the satisfaction of closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of FirstMark’s registration statement on Form S-1 (File No. 333-248916), its Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020, and its subsequent Quarterly Reports on Form 10-Q. In addition, there are risks and uncertainties described in the Form S-4 (File No. 333-260847) filed by Starry Holdings and other documents filed by FirstMark or Starry Holdings from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Starry’s, Starry Holdings’ and FirstMark’s control and are difficult to predict. Many factors could cause actual future events to differ from the forward-looking statements in this press release, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against FirstMark, Starry or Starry Holdings following the announcement of the proposed business combination; (2) the inability to complete the proposed business combination, including due to the inability to concurrently close the business combination and related transactions, including the private placements of common stock and convertible notes or due to failure to obtain approval of the stockholders of FirstMark; (3) the risk that the proposed business combination may not be completed by FirstMark’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by FirstMark; (4) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval by the stockholders of FirstMark, the satisfaction of the minimum trust account amount following any redemptions by FirstMark’s public stockholders and the receipt of certain governmental and regulatory approvals; (5) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed business combination; (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (7) volatility in the price of FirstMark’s, Starry’s or Starry Holdings’ securities; (8) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (9) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (10) costs related to the proposed business combination; (11) changes in the applicable laws or regulations; (12) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (13) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Starry operates; (14) the impact of the global COVID-19 pandemic; (15) Starry’s ability to obtain or maintain rights to use licensed spectrum in any market in which Starry operates and potential declines in the value of Starry’s FCC licenses; (16) the potential inability of Starry to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (17) the enforceability of Starry’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (18) other risks and uncertainties described in FirstMark’s registration statement on Form S-1 and Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q, and in the Form S-4 filed by Starry Holdings. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Starry, Starry Holdings and FirstMark caution that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. None of Starry, Starry Holdings or FirstMark gives any assurance that Starry, Starry Holdings or FirstMark will achieve its expectations. None of Starry, Starry Holdings or FirstMark undertakes or accepts any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws.

Investors for Starry and Starry Holdings:

investors@starry.com

Investors for FirstMark:

Eric D. Cheung

eric@firstmarkcap.com

Media:

Mimi Ryals, Starry

mryals@starry.com

press@starry.com